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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
       (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    2.875% CONVERTIBLE SENIOR NOTES DUE 2024
                         (Title of Class of Securities)

                                   15189T AK 3
                                   15189T AL 1
                      (CUSIP Number of Class of Securities)

                              RUFUS S. SCOTT, ESQ.
    VICE PRESIDENT, DEPUTY GENERAL COUNSEL AND ASSISTANT CORPORATE SECRETARY
                            CENTERPOINT ENERGY, INC.
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                            GERALD M. SPEDALE, ESQ.
                               BAKER BOTTS L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
           [ ]       third-party tender offer subject to Rule 14d-1.
           [X]       issuer tender offer subject to Rule 13e-4.
           [ ]       going-private transaction subject to Rule 13e-3.
           [ ]       amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on December 14, 2006, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on December 21, 2006, by CenterPoint Energy, Inc. (the "Company") relating to the Company's offer to purchase its 2.875% Convertible Senior Notes due 2024 that were issued by the Company (the "Notes"), upon the terms and conditions set forth in the Indenture dated as of May 19, 2003 (the "Original Indenture") by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 4 dated as of December 17, 2003 ("Supplemental Indenture No. 4") and Supplemental Indenture No. 5 dated as of December 13, 2004 ("Supplemental Indenture No. 5") (such Original Indenture, as amended and supplemented by Supplemental Indenture No. 4 and Supplemental Indenture No. 5, the "Indenture"), the Company Notice dated December 14, 2006 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials").

         This Amendment No. 2 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 9.

         Items 1 through 9 of the Schedule TO, as well as the Company Notice, are hereby amended and supplemented to reflect the following:

Accrual of Contingent Interest

         On January 12, 2007, the Company announced that for the six-month period beginning January 15, 2007, the Notes will, subject to the terms of the Indenture, accrue contingent interest in the amount of $3.330 per $1,000 principal amount of Notes in addition to regular interest on the Notes. As previously announced on December 21, 2006, the Company plans to redeem all Notes on January 22, 2007 (the "Redemption Date"). The amount of contingent interest that will be payable with respect to the Notes on the Redemption Date equals $0.130, a pro rated portion of the amount that will accrue for the period from January 15, 2007 to July 15, 2007.

         Holders that tender Notes pursuant to the Company's offer to purchase will not receive any payment of contingent interest.

         As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.

         Item 12 is hereby amended to read in its entirety as follows:

ITEM 12.  EXHIBITS.


(a)(1)(A)**      --  Company Notice to Holders of CenterPoint Energy, Inc.'s
                     2.875% Convertible Senior Notes due 2024, dated
                     December 14, 2006.
(a)(1)(B)**      --  Form of Purchase Notice.
(a)(1)(C)**      --  Form of Notice of Withdrawal.
(a)(1)(D)*       --  Substitute Form W-9.
(a)(1)(E)*       --  Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
(a)(5)(A)        --  Company Press Release dated December 14, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 2006).
(a)(5)(B)        --  Company Press Release dated December 21, 2006
                     (incorporated by reference to the Company's Current Report on Form 8-K dated December 21, 2006).
(a)(5)(C)**      --  Notice of Redemption.
(a)(5)(D)        --  Company Press Release dated January 12, 2007.
(a)(5)(E)        --  Notice of Accrual of Contingent Interest.


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

(b)              --  $1,200,000,000 Amended and Restated Credit Agreement dated as of March 31, 2006 among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 31, 2006).
(d)(1)           --  Indenture, dated as of May 19, 2003, between the Company
                     Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 19, 2003).
(d)(2)           --  Supplemental Indenture No. 4 dated as of December 17, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 10, 2003).
(d)(3)           --  Supplemental Indenture No. 5, dated as of December 13,
                     2004, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 9, 2004).
(g)              --  Not applicable.
(h)              --  Not applicable.

* Previously filed as an exhibit to the Schedule TO-I filed on December 14, 2006.


** Previously filed as an exhibit to the Schedule TO-I/A filed on December 21, 2006.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007

                                        CENTERPOINT ENERGY, INC.


                                        By:  /s/ James S. Brian
                                             ----------------------------------
                                             James S. Brian
                                             Senior Vice President and Chief
                                             Accounting Officer




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                               INDEX TO EXHIBITS

(a)(1)(A)**      --  Company Notice to Holders of CenterPoint Energy, Inc.'s
                     2.875% Convertible Senior Notes due 2024, dated
                     December 14, 2006.
(a)(1)(B)**      --  Form of Purchase Notice.
(a)(1)(C)**      --  Form of Notice of Withdrawal.
(a)(1)(D)*       --  Substitute Form W-9.
(a)(1)(E)*       --  Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
(a)(5)(A)        --  Company Press Release dated December 14, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 2006).
(a)(5)(B)        --  Company Press Release dated December 21, 2006
                     (incorporated by reference to the Company's Current Report on Form 8-K dated December 21, 2006).
(a)(5)(C)**      --  Notice of Redemption.
(a)(5)(D)        --  Company Press Release dated January 12, 2007.
(a)(5)(E)        --  Notice of Accrual of Contingent Interest.
(b)              --  $1,200,000,000 Amended and Restated Credit Agreement dated as of March 31, 2006 among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 31, 2006).
(d)(1)           --  Indenture, dated as of May 19, 2003, between the Company
                     Inc. and the Trustee (incorporated by reference to Exhibit
                     4.1 to the Company's Current Report on Form 8-K dated May 19, 2003).
(d)(2)           --  Supplemental Indenture No. 4 dated as of December 17, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 10, 2003).
(d)(3)           --  Supplemental Indenture No. 5, dated as of December 13,
                     2004, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 9, 2004).
(g)              --  Not applicable.
(h)              --  Not applicable.

* Previously filed as an exhibit to the Schedule TO-I filed on December 14, 2006.


** Previously filed as an exhibit to the Schedule TO-I/A filed on December 21, 2006.


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